JOHNSON
POPE

MICHAEL T. CRONIN, ESQUIRE
911 CHESTNUT STREET
CLEARWATER, FLORIDA 33756
EMAIL: MIKEC@JPFIRM.COM
TELEPHONE: (727) 461-1818
DIRECT: (727) 330-3613

COUNSELORS AT LAW

CLEARWATER ■ TAMPA
FILE NO. 54534.123600

August 7, 2014

***VIA EDGAR***
Edwin N. Kim – Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bulova Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed January 13, 2014
File No. 000-09358

Dear Mr. Kim:

This letter confirms my prior telephone message and your response to me that Bulova Technologies Group, Inc. ("Registrant") has requested a twenty (20) day extension to respond to the comment letter dated July 25, 2014. Thank you for your prompt response.

Very truly yours,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By:/s/ Michael T. Cronin
Michael T. Cronin

MTC/ej/1911394v1
cc: Stephen L. Gurba
Craig Schnee